

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2013

<u>Via Email</u>
David M Ellis
President, Chief Executive Officer, Chairman of the Board of Directors
ScanSys, Inc.
207 Crystal Grove Blvd. Suite 102
Lutz, Fl. 33548

> Re: **ScanSys, Inc. (formerly known as Apex 7 Inc.)**
> **Form 8-K**
> **Filed June 12, 2013**
> **File No. 000-54874**

Dear Mr. Ellis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note under Item 5.06 you believe you are no longer a shell company. However, you do not appear to fall outside of the definition of a shell company under Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act. Under this definition, a shell company has no or nominal operations and either (i) no or nominal assets; (ii) assets consisting solely of cash or cash equivalents; (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Your disclosure and financial statements show you have no or nominal operations and no or nominal assets. For instance, the disclosure on page F-13 states the company has no revenues from operations and the disclosure indicates no assets. Please amend Item 5.06 to state that you are still a shell company.

2. We note your disclosure on page 28 regard recent sales of unregistered securities. Please revise to state that Richard Chiang, not the registrant, sold 10,000,000 shares of his

common stock for an aggregate consideration of $40,000 to Messrs. Ellis and Kristowski. Apex 7's stock was held by Richard Chiang and, therefore, he made the transfer to Messrs. Ellis and Kristowski. If otherwise, please advise.

3. Further, please refer to Rule 501 under Regulation D that defines the qualifications of an accredited investor. The disclosure on pages 28 and 29 states Messrs. Ellis and Kristowski are accredited investors. Please revise to disclose how they qualify as an accredited investor. Further page 29 states the "Registrant believes the foregoing transactions were exempt." Revise to state Mr. Chiang believes the foregoing transactions were exempt because he transferred his shares to Messrs. Ellis and Kristowski.

4. We note that on May 1, 2013, you entered into a sales and licensing agreement with JWB of Florida, but that you have not filed this agreement as an exhibit to your filing under Item 601(b)(10) of Regulation S-K. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Paul Fischer, Attorney Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director